Exhibit 99.1

Blue Hat Interactive Entertainment Technology to Launch New Product AR Dinosaur at China Toy Expo

XIAMEN, China, Oct. 16, 2019 /PRNewswire/ -- Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) (NASDAQ: BHAT), a producer, developer and operator of augmented reality (“AR”) interactive entertainment games and toys in China, today announced that it will launch its new AR Dinosaur toy at the 18th China International Toy Fair (China Toy Expo) which takes place between October 16-18, 2019 in Shanghai, China. Along with the AR Dinosaur, a range of Blue Hat’s popular products will also be on display at the Fair, including the AR Racer, AR Need a Spanking, Bouncing Bubble, and AR Construction Truck products.

New Product Release - AR Dinosaur

AR Dinosaur is an educational toy designed for children aged 5 years and over. Through interactions with the AR Dinosaur physical toy and its mobile application, children can learn a range of information about dinosaurs. The AR Dinosaur is available in five different types of dinosaur, and is enhanced with augmented reality technology.

The AR Dinosaur comes with five physical AR cards that can be placed under the toy to activate its AR features, allowing children to gain knowledge about dinosaurs in an interactive and engaging way. Blue Hat’s advanced research and development allows each type of AR Dinosaur to have their own personality and emotions, which they express by turning their head when they hear a user’s voice, and by making sounds to express how they are feeling. A mobile application designed for the product offers an encyclopedia of information about different types of dinosaur to further enhance the educational value of the product, which will be available for download in the coming months.

Classic Popular Products at the Expo

AR Racer is a car-racing mobile game played using a small physical toy car placed onto the user’s mobile device screen. Users can virtually race one another via a simulated racing track and can also engage in individual races. The physical toy car uses non-adhesive materials to stick to a designated area of the mobile device. Blue Hat’s photosensitive recognition technology allows the toy car to be used as a controller such that when a player encounters an obstacle in the mobile game, the toy car will respond with entertaining actions, such as flashing lights and vibrations that enhance the user experience.

AR Need a Spanking is an exciting combat game which is played using a ladybug-shaped electronic toy. Blue Hat’s infrared induction technology allows the user’s mobile device to serve as a control panel by which the user controls the movement of the toy for game play in battle dynamics, while simultaneously moving the toy in reality. The user’s mobile device shows a display of virtual enemies while also capturing the position of the toy in the real world, allowing the user to approach or escape its combatants. The program embedded in the toy is used to establish a variety of fun, unique game play mechanics. Bouncing Bubble is a product designed using specific environmentally-friendly and toxic-free liquid allowing for larger, stronger bubbles that won’t easily pop. Children can bounce these bubbles using a paddle or gloves like ping pong balls, for an extra level of fun than can be provided by conventional bubble products.

The AR Construction Truck product comprises a traditional toy construction truck model which is enhanced with additional interactive features. The product’s accompanying mobile application gives children an audiovisual introduction to the respective features of different construction vehicles, and allows simulated AR operation of the vehicle’s movement, lights and doors.

About Blue Hat

Blue Hat Interactive Entertainment Technology is a producer, developer and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features. The Company’s interactive entertainment platform creates unique user experiences by connecting physical items to mobile devices, which creates a rich visual and interactive environment for users through the integration of real objects and virtual scenery. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users. For more information, please visit the Company’s investor relations website at http://ir.bluehatgroup.com.

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About CTE

The China Toy Expo (CTE), organized by China Toy and Juvenile Product Association, is the largest trade fair for toys and educational products in Asia.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company's SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements.

Contacts:

Melody Liu
Phone: +1 (425) 363-8048
Email: ir@bluehatgroup.net

Sophie Huang
Phone: +86 (592) 550-0129
Email: ir@bluehatgroup.net

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